ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

JUNE 30, 2006

The accompanying unaudited interim financial statements of Esperanza Silver Corporation for the six-month-period ended June 30, 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

 As at

As at

 June 30,

December 31,

2006

2005

ASSETS

Current assets:

Cash and cash equivalents

$

617,238

$

1,981,014

Short-term investments

4,214,388

1,500,000

Receivables

137,703

63,022

Due from joint venture partner (Note 4(d) and (e))

238,939

140,366

Prepaid expenses

39,902

37,114

5,248,170

3,721,516

Equipment (Note 3)

35,364

28,436

Mineral properties (Note 4)

2,141,012

1,176,208

$

7,424,546

$

4,926,160

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

      Accounts payable and accrued liabilities

$       156,514

$     177,284                       .

Shareholders’ Equity:

Share capital (Note 5)

14,857,477

11,707,396

Contributed surplus (Note 5)

3,440,826

2,802,979

Deficit

(11,030,271)

(9,761,499)

7,268,032

4,748,876

$

7,424,546

$

4,926,160

Nature of operations (Note 1)

Subsequent event (Note 8)

See accompanying notes to the interim consolidated financial statements.

Approved on behalf of the Board

“Joseph Ovsenek”

Director

“Brian E. Bayley”

Director

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three-month-period ended		Six-month-period ended
	June 30,		June 30,
	2006	2005	2006	2005

Royalty revenue	$ -	$ -	$ -	$ 4,796

Operating expenses:
Accounting and legal	13,817	5,999	23,088	10,582
Administrative services (Note 6)	11,512	11,508	11,512	27,279
Amortization	2,923	420	3,660	862
Bank charges and interest expense	3,044	1,534	6,372	3,033
Consulting fees (Note 6)	39,833	32,860	141,899	65,159
Foreign exchange	31,351	(19,853)	31,654	(26,940)
Investor relations and shareholder communications	54,115	72,961	72,240	94,955
Office and sundry	19,238	9,635	37,426	16,443
Property examination and holding costs	73,757	60,456	164,961	91,057
Rent (Note 6)	7,775	7,405	17,525	13,947
Stock-based compensation (Note 5(e))	747,347	231,769	750,524	257,784
Transfer agent and regulatory fees	37,312	10,076	61,355	18,930
Travel and related costs	1,102	3,590	13,280	13,695
Write-down of mineral property costs	-	32,894	-	32,894

	(1,043,126)	(461,254)	(1,335,496)	(619,680)

Loss before other item	(1,043,126)	(461,254)	(1,335,496)	(614,884)

Other item
Interest income	44,823	1,696	66,724	4,724

Loss for the period	(998,303)	(459,558)	(1,268,772)	(610,160)

Deficit, beginning of period	(10,031,968)	(2,281,207)	(9,761,499)	(2,130,605)

Deficit, end of period	$(11,030,271)	$(2,740,765)	$(11,030,271)	$(2,740,765)

Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.04)	$(0.02)

Weighted average number of shares outstanding	36,037,222	26,685,010	35,515,716)	26,667,471

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three-month-period ended		Six-month-period ended
	June 30,		June 30,
	2006	2005	2006	2005

Cash provided by (used in):

Operating activities:
Loss for the period	$ (998,303)	$ (459,558)	$ (1,268,772)	$ (610,160)
Items not affecting cash:
Amortization	2,923	420	3,660	862
Stock-based compensation	747,347	231,769	750.524	257,784
Write-off of mineral property costs	-	32,894	-	32,894
Changes in non-cash working capital items:
Receivables	(46,655)	(40,638)	(74,681)	(36,741)
Prepaid expenses	560	6,547	(2,788)	(7,360)
Accounts payable and accrued liabilities	(203,530)	9,043	(20,770)	13,030
	(497,658)	(219,523)	(612,827)	(349,691)

Investing activities:
Mineral property costs	(214,994)	(174,645))	(896,992)	(485,367)
Short-term investments	(1,300,000)	-	(2,714,388)	-
Restricted cash	-	(144,711)	-	(144,711)
Purchase of equipment	(15,175)	(8,709)	(10,588)	(9,460)
	(1,530,169)	(328,065)	(3,621,968)	(639,538)

Financing activities:
Shares issued for cash	578,642	-	2,969,592	4,000
Peru exploration program advances	37,333	94,161	(98,573)	94,161
	615,975	94,161	2,871,019	98,161

Increase (decrease) in cash and cash equivalents	(1,411,852)	(453,427)	(1,363,776)	(891,068)

Cash and cash equivalents, beginning of period	2,029,090	1,013,075	1,981,014	1,450,716

Cash and cash equivalents, end of period	$ 617,238	$ 559,648	$ 617,238	$ 559,648

Supplementary information:

Interest paid during the period	$ -	$ -	$ -	$ -
Income taxes paid during the period	-	-	-	-
Shares issued for mineral property (Note 4(a))	67,812	10,000	67,812	10,000

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2006

1.

Nature of operations

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia).  The Company’s principal business activities include the acquisition and exploration of resource properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  Operating results for the six month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.  These interim consolidated financial statements follow the same accounting policies as the annual audited consolidated financial statements of the Company for the year ended December 31, 2005.  Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s 2005 annual audited consolidated financial statements and notes thereto.

3.

Equipment

	June 30, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Equipment and vehicles	$ 104,578	$ 5,698	$ 98,880	$ 62,014
Less: Recovered from Joint Venture Partner	(63,143)	-	(63,516)	(33,578)

	$ 41,062	$ 5,698	$ 35,364	$ 28,436

4.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Bolivia	Peru	Total
Balance, December 31, 2005	$1,054,285	$ 25,000	$ 96,923	$ 1,176,208

Acquisition Costs and option payments	95,429	-	-	95,429

Exploration and Development:
Assays	80,965	-	14,789	95,754
Drilling	453,074	-	-	453,074
Environmental studies	12,256	-	-	12,256
Field costs	16,667	-	5,063	21,730
Geological studies	175,542	-	103,177	278,719
Mapping and surveying	13,528	-	21,255	34,783
Office and administrative	3,769	-	9,249	13,018
Property tax	2,547	-	111,211	113,758
Road and access costs	22,358	-	-	22,358
Travel and related costs	51,197	-	14,734	65,931
Vehicle costs	21,227	-	22,953	44,180
	2,002,844	-	399,354	2,427,198
	-		-
Less: Recoverable from joint venture partner	-	-	(286,186)	(286,186)

Balance, June 30, 2006	$2,002,844	$ 25,000	$ 113,168	$ 2,141,012

(a)

Cerro Jumil (formerly La Esperanza), Mexico

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico.  The exercise price of the option is US$2,000,000 plus value-added tax payable in Mexico, and the issuance of 170,000 common shares of the Company. The schedule for payments and the issuance of shares is as follows:

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2006

4.

Mineral Properties (continued)

(a)

Cerro Jumil (formerly la Esperanza)

Date due	Cash payment	Shares to be issued	Status
On signing of agreement	US $15,000	25,000	Paid/issued
On May 7, 2004	US $15,000	25,000	Paid/issued
On May 7, 2005	US $25,000	40,000	Paid/issued
On May 7, 2006	US $25,000	40,000	Paid/issued
On May 7, 2007	US $25,000	40,000	-
On May 7, 2008	US $1,895,000	‘’’’’’’’’’-	-
Total	US $2,000,000	170,000

In May of 2006, the Company paid US$25,000 and issued 40,000 common shares to Recursos to meet its 2006 commitment under the option agreement.  The Company was also required to spend an aggregate of US$225,000 on exploration within the first two years of the agreement.  This commitment was completed in May, 2005.

(b)

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination. The Company made payments of US$74,000 in 2004 to complete the acquisition of the 850-hectare Los Mangales concession, which forms part of the Atocha Project, title to which has now been transferred directly to the Company’s Bolivian subsidiary.  The vendor also received a 1.5% Net Smelter Returns (“NSR”) royalty on the minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia.  The concessions were acquired directly by staking and have no further obligations other than annual tax assessments which are minimal.

During the year ended December 31, 2005, management wrote-down the carrying value of the Atocha Property to $25,000.

(c)

Flor de Loto, Peru

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima.  The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2006

4.

Mineral Properties (continued)

(c)

Flor de Loto, Peru  (continued)

Due Date

Cash Payment

Status

On signing

US$

5,000

paid

December 15, 2004

US$

10,000

paid

December 15, 2005

US$

15,000

paid

December 15, 2006

US$

25,000

December 15, 2007

US$

30,000

December 15, 2008

US$

500,000

US$

585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

(d)

San Luis, Peru

During the year ended December 31, 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project is located in the central highlands of Peru. The project is subject to the prospecting agreement, described below at Note 4(e), with Silver Standard Resources Inc. (“Silver Standard”), a company with a common director.  Silver Standard has informed the Company that, under the terms of the prospecting agreement, it has elected to form a separate 50%-50% joint-venture for the San Luis project.  Under the terms of the agreement, Silver Standard has additionally elected to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. It may increase its ownership to 80 percent in phases by funding feasibility and development activities.

As at June 30, 2006, total cumulative San Luis property expenditures incurred were $518,981, of which $216,083 remains recoverable from Silver Standard.

(e)

Silver Standard Exploration Program

The Company entered into a prospecting agreement with Silver Standard to explore for bulk mineable silver deposits in central Peru.

Under the terms of the agreement, Silver Standard will contribute US$300,000 ($172,502 contributed to June 30, 2006) and Esperanza will contribute US$200,000 ($115,001 contributed to June 30, 2006) during the first two years of the program. These funds will be used for the identification and acquisition of new

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2006

4.

Mineral Properties (continued)

(e)

Silver Standard Exploration Program (continued)

prospects and will be managed by Esperanza. Upon acquisition of any prospect, Silver Standard may elect to form a separate 50%-50% joint-venture regarding the property.  Silver Standard will have the right to increase its ownership in any new prospect to 55 percent by spending an additional US$500,000 and will also have the right to finance any new prospect to production, thereby increasing its ownership to 80 percent.

During the current period, Peru exploration program expenditures totaled $115,808, of which $69,485 was recoverable from Silver Standard.  As at June 30, 2006, total cumulative Peru exploration program expenditures incurred were $339,097, of which $30,956 remains recoverable from Silver Standard. ($172,502 received to June 30, 2006).

As at June 30, 2006, the excess of expenditures incurred over cash calls totaled $30,956.  As at June 30, 2006, Silver Standard had contributed $172,502 to Esperanza with respect to the prospecting agreement and Silver Standard’s share of expenditures was $203,458.

The balance of $238,939 due from Silver Standard at June 30, 2006 relates to recoveries of exploration costs in the San Luis joint venture and the Peru exploration program.

5.

Share Capital

(a)

Authorized

Unlimited number of common shares without par value.  During the current year, the Company increased the authorized share capital to an unlimited number of common shares without par value from 100,000,000 common shares without par value.

(b)

Issued and outstanding

Number of shares

Stated Value

Balance, December 31, 2004

26,649,515

$  8,105,024

Shares issued for property option (Note 5(a))

40,000

10,000

Shares issued for exercise of warrants

1,057,562

455,809

Shares issued on private placement

5,660,000

3,396,000

Shares issued as finders’ fees on private placement

98,933

-

Less: share issuance costs

-

(149,529)

Warrants issued as finders’ fees on private placement

-

(109,908)

Balance, December 31, 2005

33,506,010

11,707,396

Shares issued for property option (Note 5(a))

40,000

67,812

Shares issued for exercise of stock options

325,000

144,050

Fair value of options exercised reclassified

-

96,580

Shares issued for exercise of warrants

1,490,228

1,103,662

Shares issued on private placement

1,500,000

1,800,000

Shares issued as finders’ fees on private placement

18,300

-

Less: share issuance costs

-

(78,120)

Warrants issued as finders’ fees on private placement

-

(49,715)

Fair value of finders’ warrants exercised reclassified

-

65,812

Balance, June 30, 2006

36,879,538

14,857,477

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2006

5.

Share Capital (continued)

(b)

Issued and outstanding (continued)

On February 21, 2006, the Company closed a private placement of 1,500,000 units at a price of $1.20 each for gross proceeds of $1,800,000.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $1.50 until August 21, 2007.   Finders’ fees for this private placement included cash payments totaling $78,120, the issuance of 18,300 units on the same terms as the private placement and the issuance of 83,400 Broker’s Warrants exercisable at $1.50 and expiring August 21, 2007.

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”).  The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company.  The Plan has been approved by the Exchange and the shareholders of the Company.

As at June 30, 2006, stock options are outstanding enabling the holders to acquire up to 3,177,500 common shares with a weighted average exercise price of $0.72 per share, as follows:

Number

Exercise

Number

Expiry

Outstanding

price

vested

date

Options granted August 18, 2003

1,000,000

$0.25

1,000,000

08/18/08

Options granted September 1, 2003

150,000

0.75

150,000

09/01/08

Options granted May 6, 2004

60,000

0.58

20,000

05/06/09

Options granted September 9, 2004

340,000

0.53

340,000

09/09/09

Options granted June 14, 2005

630,000

0.40

630,000

06/14/10

Options granted July 5, 2005

30,000

0.355

30,000

07/05/10

Options granted September 23, 2005

75,000

0.65

75,000

09/23/10

Options granted May 18, 2006

892,500

1.56

892,500

05/18/11

Balance, June 30, 2006

  3,177,500

 3,177,500

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2006

5.

Share Capital (continued)

(d)

Warrants

As at June 30, 2006, share purchase warrants are outstanding enabling the holders to acquire up to 4,411,668 common shares with a weighted average exercise price of $0.90 per share, as follows:

Number outstanding	Exercise price	Expiry date
$
1,037,163	0.55 (i)	12/01/06
4,513	0.55 (i)	12/01/06
2,320,159	0.85 (ii)	11/02/07
199,133	0.65 (iii)	5/02/07
750,000	1.50 (iv)	8/21/07
18,300	1.50 (iv)	8/21/07
82,400	1.50 (iv)	8/21/07
4,411,668

(i)

Each warrant entitles the holder to purchase one common share at a price of $0.55 until December 1, 2006.  However, if the closing price for 20 consecutive trading days exceeds $0.75 per share then Company may accelerate the expiry of the warrant by written notice to the warrant holder.  The warrant holder will then have 21 trading days after the date on which such notice of acceleration is given, to exercise their warrants or they will terminate.

(ii)

Each warrant entitles the holder to purchase one common share at a price of $0.85 until November 2, 2007. However, if the closing price for 20 consecutive trading days is equal to or greater than $1.15 per share after March 3, 2006, then Company may accelerate the expiry of the warrant by written notice to the warrant holder.  The warrant holder will then have 21 trading days after the date on which such notice of acceleration is given, to exercise their warrants or they will terminate.

(iii)

Each warrant entitles the holder to purchase one common share at a price of $0.65 until May 2, 2007. However, if the closing price for 20 consecutive trading days is equal to or greater than $1.15 per share after March 3, 2006, then Company may accelerate the expiry of the warrant by written notice to the warrant holder.  The warrant holder will then have 21 trading days after after the date on which such notice of acceleration is given, to exercise their warrants or they will terminate.

(iv)

Each warrant entitles the holder to purchase one common share at a price of $1.50 until August 21, 2007.

(v)

The value of $49,715 represented by the warrants issued as finders’ fees during the six month period ended June 30, 2006,  (Note 5 (b)), has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	72%
Risk-free interest rate	3.50%
Expected life of warrants	1.50 years
Fair value of warrants	$0.54

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2006

5.

Share Capital (continued)

(e)

Stock-based compensation and contributed surplus

During the six month period ended June 30, 2006, the Company granted 892,500 stock options with an exercise price of $1.56 per share and an expiry date of May 18, 2011.

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

79%

Risk-free interest rate

4.16%

Expected life of options

3 years

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $747,347 during the current period which has been credited to contributed surplus.

6.

Related party transactions

Pursuant to a services agreement dated April 1, 2004 between the Company and Quest Management Corp.  (“Quest”), a private company related by virtue of a director in common, Quest provides office space on a monthly rental basis.  During the current period, $7,500 (2005 - $6,000) was charged for rent by Quest and at June 30, 2006, the Company owed Quest $1,250 (2005 - $1,000).

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits and office facilities. During the current period, the Company paid $61,596 (2005 - $65,159) for consulting fees and health insurance benefits and $46,720 (2005 - $Nil) for a bonus. At June 30, 2006, the Company owed him $10,031 (2005 - $12,772) for the unpaid portion of these amounts and had advanced him $10,675 (2005 - $10,675) for travel expenses which was included in prepaid expenses.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Due to related parties consists of amounts owed to directors and officers.  As these amounts are non-interest bearing and have no specific terms of repayment, their fair value cannot be determined.  All balances due to related parties are included in accounts payable and accrued liabilities.

7.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

8.

Subsequent event

Subsequent to June 30, 2006, the Company issued 88,641 common shares pursuant to the exercise of share purchase warrants for proceeds totaling $61,060.